

January 14, 2010

Room 7010

Robert B. Lee
Chief Financial Officer, Treasurer and Controller
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339

> **Re: PRG-Schultz International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Definitive Proxy filed April 23, 2009**
> **File No. 000-28000**

Dear Mr. Lee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief